UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of January 2020

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14
Tel Aviv 6770007, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The information contained in this report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (333-226288) and Form S-8 (333-228465).

ABILITY INC.

On January 1, 2020, Ability Inc. (the “Company”) published an immediate report in Israel reporting that following the delisting of its ordinary shares from the Nasdaq Capital Market, the Company changed its reporting format in Israel such that its immediate reports will be reported in accordance with Chapter 6 of the Israeli Securities Law, 1968 (the “Israeli Securities Law”), while its periodic reporting in Israel for six months following the delisting from Nasdaq will be in accordance with Chapter 5C of the Israeli Securities Law, as permitted by Section 36(a2) of the Israeli Securities Law. A translated copy of the immediate report is attached hereto as Exhibit 99.1 and incorporated by reference herein.

In addition, on January 1, 2020, the Company published two additional immediate reports in Israel, translated copies of which are attached hereto as Exhibits 99.2 and 99.3 and incorporated by reference herein.

Exhibits

99.1	Immediate Report on Events or Issues Exceeding the Ordinary Business of the Corporation, dated January 1, 2020
99.2	Immediate Report dated January 1, 2020
99.3	Immediate Report on the Reporting Format of a Small Exempt Corporation, dated January 1, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

Date: January 3, 2020	By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer

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